EX-99.2
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                               GIVEN IMAGING LTD.
                        AND ITS CONSOLIDATED SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006
                                   (UNAUDITED)

================================================================================

              GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE

Consolidated Balance Sheets                                                    3

Consolidated Statements of Operations                                          5

Consolidated Statements of Changes in Shareholders' Equity                     6

Consolidated Statements of Cash Flows                                          7

Notes to the Consolidated Financial Statements                                 8

              GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                         IN THOUSANDS EXCEPT SHARE DATA

                                                                             JUNE 30         DECEMBER 31
                                                                               2006             2005
                                                                         ---------------   --------------
                                                                           (Unaudited)       (Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                $        42,803   $       65,356
Short-term investments                                                            10,609              288
Accounts receivable:
  Trade (Net of provisions for doubtful debts of $ 541 and
   of $ 431 as of June 30, 2006 and December 31, 2005, respectively)              15,631           18,325
  Other                                                                            1,986            6,264
Inventories                                                                       19,579           16,172
Prepaid expenses                                                                   1,768            1,020
Deferred taxes                                                                     1,483            1,219
Advances to suppliers                                                                519              332
                                                                         ---------------   --------------
TOTAL CURRENT ASSETS                                                              94,378          108,976
                                                                         ---------------   --------------

DEPOSITS                                                                             421              401

ASSETS HELD FOR SEVERANCE BENEFITS                                                 1,987            1,690

MARKETABLE SECURITIES                                                             36,265           21,664

FIXED ASSETS, AT COST, LESS ACCUMULATED DEPRECIATION                              15,473           13,862

OTHER ASSETS, AT COST, LESS ACCUMULATED AMORTIZATION                               2,647            2,517

                                                                         ---------------   --------------
TOTAL ASSETS                                                             $       151,171   $      149,110
                                                                         ===============   ==============


The accompanying notes are an integral part of these consolidated financial statements.

              GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                         IN THOUSANDS EXCEPT SHARE DATA

                                                              JUNE 30        DECEMBER 31
                                                                2006            2005
                                                           -------------    -------------
                                                            (Unaudited)       (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current installments of obligation under capital lease     $          11    $          11
Accounts payable
  Trade                                                            5,534            5,529
  Other                                                           12,248           13,886
Deferred revenue                                                   3,660            3,333
                                                           -------------    -------------
TOTAL CURRENT LIABILITIES                                         21,453           22,759
                                                           -------------    -------------

LONG-TERM LIABILITIES
Deferred income                                                   21,249           22,172
Obligation under capital lease, net                                   24               34
Liability for employee severance benefits                          2,301            2,040
                                                           -------------    -------------
TOTAL LONG-TERM LIABILITIES                                       23,574           24,246
                                                           -------------    -------------
TOTAL LIABILITIES                                                 45,027           47,005
                                                           -------------    -------------
MINORITY INTEREST                                                  4,233               61
                                                           -------------    -------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL:
Ordinary Shares, NIS 0.05 par value each (90,000,000
 shares authorized; 28,047,231 and 27,950,281 shares
 issued and fully paid as of June 30, 2006 and
 December 31, 2005, respectively)                                    328              327
Additional paid-in capital                                       152,531          148,955
Capital reserve                                                    2,166            2,166
Accumulated deficit                                              (53,114)         (49,404)
                                                           -------------    -------------
Total shareholders' equity                                       101,911          102,044
                                                           -------------    -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $     151,171    $     149,110
                                                           =============    =============


The accompanying notes are an integral part of these consolidated financial statements.

              GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA

                                   SIX MONTH PERIOD ENDED JUNE 30    THREE MONTH PERIOD ENDED JUNE 30      YEAR ENDED
                                   ------------------------------    --------------------------------     DECEMBER 31
                                        2006             2005             2006             2005               2005
                                   -------------    -------------    --------------    --------------    -------------
                                    (Unaudited)      (Unaudited)       (Unaudited)       (Unaudited)       (Audited)
REVENUES                           $      43,507    $      42,535    $       23,239    $       20,526    $      86,776
COST OF REVENUES                          10,911           11,452             5,771             5,051           22,070
                                   -------------    -------------    --------------    --------------    -------------
GROSS PROFIT                              32,596           31,083            17,468            15,475           64,706
                                   -------------    -------------    --------------    --------------    -------------

OPERATING EXPENSES

Research and development, gross           (6,621)          (4,018)           (3,575)           (2,115)          (8,833)
Royalty bearing participation                840              498               840               498            1,244
                                   -------------    -------------    --------------    --------------    -------------
Research and development, net             (5,781)          (3,520)           (2,735)           (1,617)          (7,589)
Sales and marketing expenses             (25,884)         (22,449)          (13,191)          (11,637)         (43,281)
General and administrative
 expenses                                 (7,844)          (4,474)           (4,118)           (2,435)          (9,657)
                                   -------------    -------------    --------------    --------------    -------------
Total operating expenses                 (39,509)         (30,443)          (20,044)          (15,689)         (60,527)
                                   -------------    -------------    --------------    --------------    -------------
OPERATING PROFIT (LOSS)                   (6,913)             640            (2,576)             (214)           4,179
Financing income (expenses), net           2,377             (364)            1,418              (415)             762
                                   -------------    -------------    --------------    --------------    -------------
PROFIT (LOSS) BEFORE TAXES
 ON INCOME                                (4,536)             276            (1,158)             (629)           4,941
Taxes on income                              226               58               (45)              (16)             286
                                   -------------    -------------    --------------    --------------    -------------
PROFIT (LOSS) BEFORE
 MINORITY SHARE                           (4,310)             334            (1,203)             (645)           5,227

Minority share in losses of
 subsidiary                                  600              550               539               281            1,116
                                   -------------    -------------    --------------    --------------    -------------
NET PROFIT (LOSS)                  $      (3,710)   $         884    $         (664)   $         (364)   $       6,343
                                   =============    =============    ==============    ==============    =============
Basic profit (loss) per
 Ordinary Share                    $       (0.13)   $        0.03    $        (0.02)   $        (0.01)   $        0.23
                                   =============    =============    ==============    ==============    =============
Diluted profit (loss) per
 Ordinary Share                    $       (0.13)   $        0.03    $        (0.02)   $        (0.01)   $        0.21
                                   =============    =============    ==============    ==============    =============
Weighted average number
 of Ordinary Shares used
 to compute basic profit
 (loss) per Ordinary share            27,996,194       27,690,826        28,029,460        27,742,711       27,781,223
                                   =============    =============    ==============    ==============    =============
Weighted average number
 of Ordinary Shares used
 to compute dilute profit
 (loss) per Ordinary share            27,996,194       29,957,063        28,029,460        27,742,711       29,695,164
                                   =============    =============    ==============    ==============    =============

The accompanying notes are an integral part of these consolidated financial statements.

              GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                         IN THOUSANDS EXCEPT SHARE DATA

                                            ORDINARY SHARES      ADDITIONAL
                                         ---------------------     PAID-IN     CAPITAL     UNEARNED       ACCUMULATED
                                           SHARES      AMOUNT      CAPITAL     RESERVE   COMPENSATION       DEFICIT         TOTAL
                                         ----------   --------   ----------   --------   ------------    ------------    ----------
SIX MONTH PERIOD ENDED JUNE 30, 2006
 (UNAUDITED)

BALANCE AS OF DECEMBER 31, 2005          27,950,281   $    327   $  148,955   $  2,166   $          -    $    (49,404)   $  102,044

CHANGES DURING THE PERIOD:
Exercise of stock options                    96,950          1          565          -              -               -           566
Stock based compensation                          -          -        3,011          -              -               -         3,011
Net loss                                          -          -            -          -              -          (3,710)       (3,710)
                                         ----------   --------   ----------   --------   ------------    ------------    ----------
BALANCE AS OF JUNE 30, 2006 (UNAUDITED)  28,047,231   $    328   $  152,531   $  2,166              -    $    (53,114)   $  101,911
                                         ==========   ========   ==========   ========   ============    ============    ==========

SIX MONTH PERIOD ENDED JUNE 30, 2005
 (UNAUDITED)

BALANCE AS OF DECEMBER 31, 2004          27,621,386   $    323   $  147,878   $  2,166   $         (3)   $    (55,747)   $   94,617

CHANGES DURING THE PERIOD:
Exercise of stock options                   201,025          2          750          -              -               -           752
Amortization of unearned compensation             -          -            -          -              3               -             3
Net profit                                        -          -            -          -              -             884           884
                                         ----------   --------   ----------   --------   ------------    ------------    ----------
BALANCE AS OF JUNE 30, 2005 (UNAUDITED)  27,822,411   $    325   $  148,628   $  2,166   $          -    $    (54,863)   $   96,256
                                         ==========   ========   ==========   ========   ============    ============    ==========

THREE MONTH PERIOD ENDED JUNE 30, 2006
 (UNAUDITED)

BALANCE AS OF MARCH 31, 2006             27,990,856   $    327   $  150,483   $  2,166   $          -    $    (52,450)   $  100,526

Exercise of stock options                    56,375          1          350          -              -               -           351
Stock based compensation                          -          -        1,698          -              -               -         1,698
Net loss                                          -          -            -          -              -            (664)         (664)
                                         ----------   --------   ----------   --------   ------------    ------------    ----------
BALANCE AS OF JUNE 30, 2006              28,047,231        328      152,531      2,166              -         (53,114)      101,911
                                         ==========   ========   ==========   ========   ============    ============    ==========

THREE MONTH PERIOD ENDED JUNE 30, 2005
 (UNAUDITED)

BALANCE AS OF MARCH 31, 2005             27,665,011   $    324   $  148,243   $  2,166   $          -    $    (54,499)   $   96,234

CHANGES DURING THE PERIOD:
Exercise of stock options                   157,400          1          385          -              -               -           386
Net loss                                          -          -            -          -              -            (364)         (364)
                                         ----------   --------   ----------   --------   ------------    ------------    ----------
BALANCE AS OF JUNE 30, 2005 (UNAUDITED)  27,822,411   $    325   $  148,628   $  2,166   $          -    $    (54,863)   $   96,256
                                         ==========   ========   ==========   ========   ============    ============    ==========

YEAR ENDED DECEMBER 31, 2005 (AUDITED)

BALANCE AS OF DECEMBER 31, 2004          27,621,386   $    323   $  147,878   $  2,166   $         (3)   $    (55,747)   $   94,617

CHANGES DURING THE YEAR 2005:
Exercise of stock options                   328,895          4        1,077          -              -               -         1,081
Amortization of unearned compensation             -          -            -          -              3               -             3
Net profit                                        -          -            -          -              -           6,343         6,343
                                         ----------   --------   ----------   --------   ------------    ------------    ----------
BALANCE AS OF DECEMBER 31, 2005
(AUDITED)                                27,950,281   $    327   $  148,955   $  2,166   $          -    $    (49,404)   $  102,044
                                         ==========   ========   ==========   ========   ============    ============    ==========

The accompanying notes are an integral part of these consolidated financial statements.

              GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  IN THOUSANDS

                                      SIX MONTH PERIOD ENDED JUNE 30    THREE MONTH PERIOD ENDED JUNE 30       YEAR ENDED
                                      ------------------------------    --------------------------------      DECEMBER 31
                                           2006             2005             2006              2005               2005
                                      -------------    -------------    -------------      -------------     -------------
                                       (Unaudited)      (Unaudited)      (Unaudited)        (Unaudited)        (Audited)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net profit (loss)                     $      (3,710)   $         884    $        (664)     $        (364)    $       6,343

ADJUSTMENTS REQUIRED TO
 RECONCILE NET LOSS TO NET CASH
 USED IN OPERATING ACTIVITIES:

Minority share in losses of                    (600)            (550)            (539)              (281)           (1,116)
 subsidiary
Depreciation and amortization                 1,978            1,906            1,032                953             3,596
Deferred taxes                                 (264)            (155)              35                (37)             (482)
Employees' stock options
 compensation                                 3,011                3            1,698                  -                 3
Other                                          (114)              38             (100)                15                98
Decrease (increase) in accounts
 receivable - trade                           2,694              814              (61)             1,319            (6,064)
Decrease (increase) in accounts
 receivable - other                           4,278              (82)            (859)               (50)           (4,993)
Increase in prepaid expenses                   (748)            (392)            (548)              (244)              (66)
Decrease (increase) in advances
 to suppliers                                  (187)             343              (91)                93               223
Increase in inventories                      (3,407)          (1,583)            (467)            (1,242)           (2,378)
Increase (decrease) in accounts
 payable                                     (1,734)           1,419             (885)             2,283             5,769
Increase (decrease) in deferred
 income                                        (596)           2,841              (73)              (488)           12,555
                                      -------------    -------------    -------------      -------------     -------------
NET CASH PROVIDED BY (USED IN)
 OPERATING ACTIVITIES                 $         601    $       5,486    $      (1,522)     $       1,957     $      13,488
                                      -------------    -------------    -------------      -------------     -------------

CASH FLOWS FROM INVESTING
 ACTIVITIES:
Purchase of fixed assets and
 other assets                         $      (3,719)   $      (5,026)   $      (1,942)     $      (2,158)    $      (7,948)
Deposits                                         (1)               3               31                  -               (16)
Acquisition of marketable
 securities                                 (24,864)               -          (24,864)                 -           (21,919)
                                      -------------    -------------    -------------      -------------     -------------
NET CASH USED IN INVESTING
 ACTIVITIES                           $     (28,584)   $      (5,023)   $     (26,775)     $      (2,158)    $     (29,883)
                                      -------------    -------------    -------------      -------------     -------------

CASH FLOWS FROM FINANCING
 ACTIVITIES:
Principal payments on capital
 lease obligation                     $          (9)   $          (6)   $          (6)     $          (3)    $         (12)
Proceeds from the issuance of
 Ordinary Shares                                566              752              351                474             1,081
Issuance of shares by
 consolidated company                         4,772                -            4,772                  -                 -
                                      -------------    -------------    -------------      -------------     -------------
NET CASH PROVIDED BY FINANCING
 ACTIVITIES                           $       5,329    $         746    $       5,117      $         471     $       1,069
                                      -------------    -------------    -------------      -------------     -------------
EFFECT OF EXCHANGE RATE CHANGES
 ON CASH                              $         101    $        (160)   $         139      $        (129)    $        (179)
                                      -------------    -------------    -------------      -------------     -------------
INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                     $     (22,553)   $       1,049    $     (23,041)     $         141     $     (15,505)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                  $      65,356    $      80,861    $      65,844      $      81,769     $      80,861
                                      -------------    -------------    -------------      -------------     -------------
CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                        $      42,803    $      81,910    $      42,803      $      81,910     $      65,356
                                      =============    =============    =============      =============     =============

SUPPLEMENTARY CASH FLOW
 INFORMATION
Income taxes paid                     $          72    $          92    $          27      $          52     $         163
                                      =============    =============    =============      =============     =============

The accompanying notes are an integral part of these consolidated financial statements.

              GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       IN THOUSANDS EXCEPT PER SHARE DATA

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

     A.   DESCRIPTION OF BUSINESS

     Given Imaging Ltd. (the "Company") was incorporated in Israel in January 1998.

     The medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company's future success is dependent upon several factors including the technological quality, regulatory approvals and sufficient reimbursement for its products.

     B.   BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2005. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

NOTE 2 - RECENTLY ADOPTED ACCOUNTING STANDARDS

     Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement No. 123 (revised 2004), "Share-Based Payment" ("Statement 123R"), using the modified-prospective-transition method. Under that transition method, compensation costs recognized in the first quarter of 2006 include also compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2005. The amount of compensation costs recognized is based upon the grant date fair value estimated under the Black-Scholes option valuation model in accordance with the original provisions of Statement 123, Accounting for Stock-Based Compensation. Results for prior periods have not been restated, as it is not required.

     For the six-month and three-month periods ended June 30, 2006, the Company recognized compensation expense of $ 2,470 thousand and $ 1,209 thousand, respectively, for non-vested shares and $ 541 thousand and $ 489 thousand, respectively, for share options.